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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:	Press release dated September 17, 2002 announcing Transgene's Portofolio expanded by ten patents.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2002	Transgene S.A.

	By:	/s/ PHILIPPE PONCET Philippe Poncet Chief Financial Officer

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CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Serge Braun	Julie Huang	Marie-Carole de Groc
V.P., Research	(212) 798 9814	(+33) 1 41 34 40 49
(+ 33) 3 88 27 91 21	Julio Cantre
(212) 798 9779

Transgene's Portfolio Expanded by Ten Patents

        Strasbourg, France, September 17, 2002 — Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE — 6274) today announced the expansion of protection of its vector technology portfolio with the issuance of ten patents to date this year. Transgene was awarded six U.S. and four European patents covering technologies for the delivery of therapeutic genes, both viral and non-viral, as well as methods of production of those technologies.

        Transgene's patent portfolio with respect to its non-viral vectors, which are comprised of condensing liposome type formulations (cationic lipids, polymers, chitosan, peptides) as well as non-condensing formulations (therapeutic DNA combined with appropriate adjuvant), was expanded with six new patents:

  •
  U.S. Patent No. 6,335,199, covering lipid compounds and compositions;

  •
  U.S. Patent No. 6,346,414, covering a transposition assembly for gene transfer in eukaryotes;

  •
  European Patents EP987029 and EP998501, covering cationic polymers, and EP980263, covering combinations with hyaluronidase, a natural enzyme that improves a vector's diffusion in the body's tissues; and

  •
  U.S. Patent No. 6,407,178, covering the use of polyamines for direct injection of genetic material into target cells in gene therapy.

        Transgene also received the following additional patents with respect to its viral vectors:

  •
  U.S. Patent No. 6,344,194, covering a method for preparing a viral aerosol for use in gene therapy;

  •
  U.S. Patent No. 6,350,575, covering helper viruses for use in the preparation of recombinant viral vectors;

  •
  U.S. Patent No. 6,399,587, covering recombinant adenoviral vectors comprising a splicing cassette; and

  •
  European Patent EP919625, covering replication defective adenoviral vectors deleted in E1 and E4.

.../...

Société anonyme au capital de 13 005 786 euros — R.C. Strasbourg B 317 540 581
11, rue de Molsheim — 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

        "With these new patents, we continue to add useful features to our extensive patent portfolio," commented Jean-François Carmier, CEO of Transgene. "We have broad patent coverage with respect to the design, targeting, construction and production of our three vector families of poxvirus, adenovirus and non-viral vectors, which we use in the product candidates we are developing to treat cancer and muscular dystrophy."

        Transgene's lead vaccine candidates, MVA-Muc1-IL2 and MVA-HPV-IL2, both of which are in Phase II clinical trials, are designed to be injected subcutaneously in the treatment of a wide range of cancer indications (MVA-Muc1-IL2 for breast cancer, lung cancer, prostate cancer and kidney cancer and MVA-HPV-IL2 for cervical cancer and dysplasia). Transgene's adenoviral product candidates, adenovirus-IL2 and adenovirus-IFNg, both of which are designed to boost the body's immune system, are currently in Phase I clinical trials in patients.

        Transgene's non-viral vector encoding dystrophin is the first ever gene vector under clinical evaluation for Duchenne's muscular dystrophy, a fatal genetic disease.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding the protection afforded by these patents and Transgene's other patents, Transgene's strategy and the potential market for its product candidates. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene's product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene's technologies or products; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

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Transgene's Portfolio Expanded by Ten Patents